UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.      )*

AERWINS Technologies Inc.
 (Name of Issuer)

Common Stock, $0.000001 par value per share
 (Title of Class of Securities)

00810J108
(CUSIP Number)

Randal D. Murdock
Kramer Levin Naftalis & Frankel LLP
1177 Avenue of the Americas
New York, NY 10036
(212) 715-9100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 3, 2023(1)
 (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1) The Reporting Person inadvertently did not file a report when originally due but made this corrective filing after the oversight was discovered.  The security ownership of the Reporting Person was otherwise disclosed in the Reporting Person's prior filings made under Section 16 of the Securities Exchange Act of 1934 and also in the definitive Proxy Statement of the Issuer filed on October 10, 2023.

1	NAMES OF REPORTING PERSONS
Shuhei Komatsu

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Japan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 00810J108	SCHEDULE 13D

Item 1.	Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to shares of Common Stock, $0.000001 par value per share (the “Shares”), of AERWINS Technologies Inc., a Delaware corporation (the “Issuer”), with principal executive offices located at The Walnut Building, 691 Mill St, Suite 204, Los Angeles, CA.

Item 2.	Identity and Background.

This Schedule 13D is filed on behalf of Shuhei Komatsu, a citizen of Japan (the “Reporting Person”).

The address of the principal business offices of the Reporting Person is 6-12-3, Roppongi, Minato-ku, Tokyo 1060032, Japan.

The principal occupation of the Reporting Person is Chief Executive Officer of Wel-Dish Incorporated, with a business address of 5-18-9, Vort Shirokane, Shirokanedai, Minato-ku, Tokyo 1080071, Japan.

The Reporting Person has not, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The Reporting Person acquired 14,084,772 Shares and options to purchase 1,525,196 Shares upon the closing of a business combination (the "Merger") pursuant to an Agreement and Plan of Merger, dated as of September 7, 2022, by and among Pono Capital Corp. ("Pono"), Pono Merger Sub, Inc., AERWINS Technologies Inc. ("AERWINS"), Mehana Equity LLC, and the Reporting Person.  The Reporting Person acquired these securities as consideration for the Merger based on his beneficial ownership of 9,978,862 shares of AERWINS common stock, including 975,000 shares of AERWINS common stock subject to options.  Upon consummation of the Merger, the issuer changed its name to "AERWINS Technologies Inc."  The Reporting Person subsequently forfeited all options to purchase Shares that the Reporting Person owned.  Following a 1-for-100 stock split effected by the Issuer on April 2, 2024, the number of Shares beneficially owned by the Reporting Person was reduced to 140,848.  The Reporting Person subsequently sold all such shares on June 26, 2024.

Item 4.	Purpose of Transaction.

The Shares beneficially owned by the Reporting Person as set forth in this Schedule 13D were acquired solely for investment purposes. The information set forth in Item 3 hereof is hereby incorporated by reference into this Item 4, as applicable.

The Reporting Person has no present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Person does, however, reserve the right in the future to adopt such plans or proposals, subject to compliance with applicable regulatory requirements.

Item 5.	Interest in Securities of the Issuer.

(a) The Reporting Person currently beneficially owns 0 Shares, or 0% of the Shares.

(b) The Reporting Person currently has no sole or shared voting or dispositive power with regard to any Shares.

(c) Except as set forth in Exhibit 99.1 to this Schedule 13D, the Reporting Person has not engaged in any transactions in the Shares during the past sixty days.

(d) Not applicable.

(e) The reporting person ceased to be the beneficial owner of more than five percent of the Shares on June 26, 2024.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The responses to Items 3 and 4 of this Schedule 13D are incorporated herein by reference.

Except as disclosed in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between the Reporting Persons and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

Exhibit 99.1	Transactions in Shares.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 27, 2024

SHUHEI KOMATSU

/s/ Shuhei Komatsu